One Tellabs Center 1415 West Diehl Road Naperville, IL 60563 United States

May 8, 2007

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention:	Mr. Larry Spirgel Ms. Kathryn Jacobsen

Re:	Tellabs, Inc. Form 10-K for Fiscal Year Ended December 29, 2006 Filed February 26, 2007 File No. 0-9692

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated April 24, 2007, (the “Comment Letter”) with respect to Tellabs’ Form 10-K for the fiscal year ended December 29, 2006, as filed on February 26, 2007

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with our responses.

Form 10-K for Fiscal Year Ended December 29, 2006

Item 3: Legal Proceedings, pages 18

1.	We note your disclosure of a consolidated class action complaint alleging certain violations of the Employee Retirement Security Act and seeking restitution, damages and other relief. Please disclose the amount sought in this complaint. Refer to Item 103 of Regulation S-K.

Response:

We have not disclosed the amount of damages being sought because the related complaints do not specify any amount sought and merely seek unspecified damages, restitution and other relief. In response to your comment, we have included disclosure to this effect in our Form 10-Q for the first quarter of 2007, which we will file on May 9, 2007.

2.	We were unable to locate disclosure of the consolidated class action suit and your assessment of the outcome in a note to the financial statements. Tell us your consideration of the factors cited in SFAS 5 in determining whether accrual or disclosure is required in the financial statements.

Response:

For any legal proceeding initiated against us, we determine whether an accrual is required by applying the two conditions in SFAS 5, paragraph 8, which define when an accrual should be recorded for a loss contingency. Specifically, paragraph 8 states:

An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

We evaluate the probability criteria in paragraph a by seeking the opinions of internal and external legal counsel knowledgeable about each legal proceeding. In both consolidated class action lawsuits, it has been and continues to be the opinion of legal counsel that the lawsuits are without merit and that Tellabs will ultimately prevail. Additionally, the consolidated class action suits are at a preliminary stage in the proceedings. Neither suit has gone beyond the summary judgment and class certification stages.

Regarding the condition in paragraph b, in both consolidated class action lawsuits, we considered the fact that the plaintiffs did not and have not specified an amount of restitution or other relief they are seeking. We are therefore unable to make a reasonable estimate of the amount of loss to Tellabs in the remote circumstance the court rules in favor of the plaintiffs.

When evaluating the disclosure requirements of paragraphs 9 and 10 of SFAS 5, we consider persuasive the opinion of legal counsel that the likelihood of Tellabs incurring a material liability from either of these legal proceedings is remote.

Based on all of the above, it is our judgment that the probability and estimation standards of SFAS 5 have not been met. As a result, we have not recorded any accruals for these legal proceedings. Additionally, it is our judgment that the standards for disclosure in our financial statements under paragraphs 9 and 10 of SFAS 5 are similarly not met.

3.	We further note that the consolidated class action complaint alleging certain violations of the federal securities law had been in litigation since 2002. Please disclose the amount sought. If material, please discuss the impact of the legal costs related to the subject complaints in the MD&A for all periods presented.

Response:

The complaint in the federal securities lawsuit does not specify an amount of damages being sought.Consistent with our response to comment number 1 above, we have included disclosure to this effect in our Form 10-Q for the first quarter of 2007, which we will file on May 9, 2007.

With regard to your comment that we discuss in our MD&A the impact of legal costs related to the subject complaints, we note that Tellabs has liability insurance covering legal expenses to the extent they exceed the policy deductible. Therefore, Tellabs liability for legal costs for this lawsuit is limited to the amount of the deductible, which amount is immaterial to our financial statements.

Exhibit 13. Annual Report to Stockholders

Revenue Recognition, page 26

4.	We note your disclosure that many of your contracts contain customer acceptance provisions which are generally substantive. You further disclose that “in cases where you can demonstrate that the product or service has met all acceptance criteria prior to customer acceptance…(you) consider acceptance to be perfunctory, and therefore customer acceptance is not required.” It is unclear to us why you consider otherwise substantive provisions to be perfunctory based on your limited disclosure. In reaching a conclusion that customer acceptance is unnecessary in order to recognize revenue where it is determined to be a substantive provision, please tell us, and disclose:

•	The nature of the customer acceptance provisions. Refer to Question 1 of SAB Topic 13:A.3.b.

•	The factors that demonstrate that the product or service has met all acceptance criteria prior to actual customer acceptance. Refer to Questions 2, 3, 4, and 5 of the above-cited SAB.

•

The factors that you considered in the evaluation of whether a remaining obligation, if present, related to a unit of accounting is inconsequential or perfunctory. Refer to Question 2 of SAB topic 13:A.3.c.

Response:

The disclosure to which you refer, which is on page 26 of our annual report, states: “Customer acceptance provisions are generally considered to be substantive provisions that result in revenue deferral.” This statement makes reference to the language in SAB Topic 13 which states: “The staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of the arrangement.” We did not and do not intend the sentence to be a blanket statement about the nature of the acceptance provisions contained in our product sales arrangements.

Our customer acceptance provisions fall into three categories:

I.	Acceptance provisions that allow our customer to obtain a refund or receive a replacement product for products that do not conform to our product specifications.

The majority of the acceptance provisions in our contracts are of this type. For arrangements containing such provisions, we consider the following factors conclusive in determining that the product or service has met all acceptance criteria upon shipment or customer receipt:

a.	Tellabs’ products undergo rigorous internal testing against published product specifications before they are made available to the customer.
b.	Our customers subject our products to significant testing against our specifications within their own or third-party labs prior to purchasing the product.
c.	Our customers subject our products to significant field testing within their own networks.
d.	Our products use standard industry network interfaces, and installation is not essential to the functionality of the product.
e.	Our products have a history of successful customer acceptance. Product returns are rare.
f.	Many of our products have been sold for a long period of time.
g.	We have sufficient history with the product to reasonably and reliably estimate warranty obligations.

Additionally, we defer revenue for new products until we receive customer acceptance.

II.	Acceptance provisions that grant a limited-time right of return based on subjective criteria which allow the customer to return the product for a refund if they are not satisfied.

In these cases, when we have sufficient historical experience with a large volume of relatively homogenous transactions and we are able to estimate the expected returns in accordance with SFAS 48, we recognize revenue at the time of shipment or delivery (depending upon other contractual terms) net of an allowance for returns.

If we do not have sufficient historical experience, then we defer revenue until acceptance is obtained.

III.	Acceptance provisions for test and evaluation arrangements where the customer has the right to examine the product prior to agreeing to purchase the product.

In these cases we defer revenue until customer acceptance occurs. Acceptance is evidenced by a formal customer acceptance document, receipt of a firm purchase order acknowledging the customer’s decision to purchase the product, or receipt of payment from the customer for the product after the test and evaluation period has expired. This type of acceptance provision is contained in only a minor number of sales transactions, which in the aggregate are of immaterial value.

In all cases where the sales contract expressly provides that title to the product does not transfer to the customer until customer acceptance, we defer revenue recognition until acceptance is obtained and title transfers. This type of acceptance provision is limited to a minor number of sales transactions.

We consider the factors identified and discussed above in determining whether and when acceptance has occurred. Our use of the term perfunctory in our disclosure is intended to describe the outcome of our judgment and analysis about the likelihood of acceptance, as opposed to the technical manner in which the term is used in SAB Topic 13: 3.c Inconsequential or perfunctory performance obligations (i.e. our use of the term perfunctory is not related to an additional deliverable or unit of accounting).

In future filings we will revise our disclosure to more clearly describe the nature and extent of the use of acceptance provisions within our sales arrangements, while avoiding, unless appropriate, the inadvertent use of terms that have specific and technical meanings under SAB Topic 13.

17. Quarterly Financial Data (Unaudited), page 55

5.	We note your gross profit percentage during the fourth quarter decreased significantly to 40% when compared to the previous six quarters. On page 22, you attributed a decline in your gross margin (in part) to costs related to deferred revenue. Please disclose the nature and magnitude of those costs, if material. Also tell us what caused the significant increase in deferred revenue as reported on the balance sheet.

Response:

The increase in deferred revenue at year-end 2006 compared with year-end 2005 was due to two multiple-element arrangements entered into during 2006 for which we lacked objective and reliable evidence of fair value for one or more elements that remained undelivered at year-end 2006. As required by EITF 00-21, we deferred revenue for the elements delivered in the fourth quarter until either all elements are delivered or we have fair value for all undelivered elements.

The costs to which we referred on page 22 of our annual report relate to one of the above mentioned multiple-element arrangements. They are the portion of the direct inventoriable costs of the elements delivered in the fourth quarter that is in excess of the aggregate consideration for both the delivered and undelivered elements. That is, the sum of the direct inventoriable costs of the delivered elements and the estimated costs to deliver the undelivered elements is greater than the aggregate revenue for all elements. Therefore, because a portion of direct inventoriable costs was not recoverable from future revenue, we recorded the amount as a reduction in the inventory value related to the delivered elements.

These costs had the smallest impact on the change in gross margin for the year and represented less than 0.8% of the change.

6.	Please tell us and disclose why your accounts receivable as of December 29, 2006 increased over the prior year, despite the revenue slowdown in the fourth quarter as discussed on page 23.

Response:

The amount of Tellabs’ accounts receivable at the end of any quarter or annual reporting period is determined in part by the timing of shipments and invoicing within the quarter. In the fourth quarter of 2006, the volume of shipments in the later part of the quarter was larger than we experienced in the fourth quarter of 2005. Therefore, the balance in accounts receivable was higher in the fourth quarter of 2006. These receivables were collected during the first quarter of 2007 as can be seen in the decline in our accounts receivable balance as of the end of the first quarter. Because the change in receivables balance didn’t negatively impact our liquidity, and there was no change in the quality of our receivables, in our judgment there was no effect to disclose.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at 630-798-3612.

Very Truly Yours,

/s/ James A. Dite

James A. Dite

Vice President and

Controller,

(Principal Accounting Officer

and duly authorized officer)

Tellabs, Inc.